Confidential Treatment Requested by BioNTech SE

February 20, 2020

CONFIDENTIAL SUBMISSION VIA EDGAR

Draft Registration Statement

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:        BioNTech SE – Draft Registration Statement on Form F-4

Ladies and Gentlemen:

On behalf of our client, BioNTech SE (the “Company”), we have submitted a draft of a registration statement on Form F-4 on February 20, 2020 (the “Registration Statement”) to the Staff of the U.S. Securities and Exchange Commission (the “Commission”) for confidential nonpublic review. The Registration Statement relates to the American Depositary Shares, each representing one of the Company’s ordinary shares, no par value per share, to be issued as consideration to shareholders of Neon Therapeutics, Inc. (“Neon”) in connection with the contemplated merger of Neon and the Company, and to be conducted prior to the end of the twelfth month following October 9, 2019, which was the effective date of the Company’s initial Securities Act registration statement on Form F-1 (File No. 333-233688).

The Company confirms that it will publicly file the Registration Statement along with the nonpublic draft submission at a later date such that the Registration Statement is publicly available on the EDGAR system at least 48 hours prior to any requested effective time and date.

If you have any questions or require any additional information concerning this submission, please contact me at (212) 841-1111 or Matthew T. Gehl of Covington & Burling LLP at (212) 841-1113.

Sincerely yours,

/s/ Eric W. Blanchard

Eric W. Blanchard

Covington & Burling LLP

cc:	Prof. Ugur Sahin, M.D., BioNTech SE
Dr. James Ryan, Ph.D., BioNTech SE
Matthew T. Gehl, Covington & Burling LLP
Paul Claydon, Covington & Burling LLP
Jochen Dieselhorst, Freshfields Bruckhaus Deringer LLP
Peter Versteegen, Freshfields Bruckhaus Deringer LLP
Jolie Siegel, Neon Therapeutics, Inc.
Mitchell S. Bloom, Goodwin Procter LLP
James A. Matarese, Goodwin Procter LLP
Lillian Kim, Goodwin Procter LLP